Exhibit 99.2

CONSENT OF EXPERT

August 6, 2026

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)	the inclusion of my name in connection with the scientific and technical information contained in the press release filed with the United States Securities and Exchange Commission (the “SEC”) (the “Technical Information”) on this Form 6-K/A; and

(2)	the filing of this consent under cover of this Form 6-K/A with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey